UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 1, 2019	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

Notice of 2019 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

May 1, 2019

Dear Shareholders:

I am pleased to invite you to attend the 2019 Annual Meeting of Shareholders of Nam Tai Property Inc., to be held at 11:30 a.m. (China Standard Time) on Friday, June 7, 2019 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

At the meeting, our shareholders will vote on the following matters either by proxy or in person:

1.	Re-election of six (6) directors and election of two (2) directors to serve for the ensuing year until the next annual general meeting of shareholders;
2.	Ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm for 2019; and
3.	Considering and acting upon such other business as may properly come before the meeting or any adjournment thereof.

It is my pleasure to convene this Annual Meeting of Shareholders for 2019 and provide you with the following observation.

Thanks to the efforts of our employees, our two principal projects in Shenzhen, China, namely Nam Tai Inno Park and Nam Tai Inno City, progressed smoothly during 2018. As China is upgrading the composition of its industrial sectors, we will take this opportunity to develop our industrial park projects and enhance our brand as the operator of technology parks.

Today we are happy and confident to present you with a slate of eight (8) director nominees to serve in the ensuing year. The slate of director nominees recommended by our Board of Directors includes one (1) executive director, one (1) non-executive director and six (6) independent non-executive directors. The biographies of the two new director nominees, namely Mr. Si Zong Wu and Dr. Aiping Lyu, are included below for your reference. The biographies of other incumbent director nominees, namely Mr. Ying Chi Kwok, Mr. Hao Xu, Mr. Peter R. Kellogg, Dr. William Lo, Mr. Mark Waslen and Mr. Vincent Fok, are included in our annual report on Form 20-F dated March 15, 2019, which is available on our website and the website of the U.S. Securities and Exchange Commission (“SEC”).

The proposed board of directors will consist of a majority of independent directors, including six independent non-executive directors, one executive director and one non-executive director. It is our belief that the proposed board will appropriately represent the interest of all shareholders, including the protection of any minority shareholders.

Professor Si Zong Wu

Professor Wu is a professor and a doctoral tutor at Tongji University since 1997. He also serves as the Secretary of the Party Committee and the Vice Dean of the Economic and Management School of Tongji University. Professor Wu is the Vice President of Shanghai Marketing Society and the Standing Director of China Marketing Society. Professor Wu lectures in economics and international trade. His main research fields include business management, marketing and international trade. From 1994 to 1997, he was the Head of Affairs Committee of the International Trade Faculty at Jiangxi University of Finance and Economics. From 2001 to 2008, Professor Wu published several theses and was involved in various research projects in his fields of expertise. He also published various books in marketing, commerce and trade from 2000 to 2007. Professor Wu received his bachelor degree in Economics from Jianxi University of Finance and Economics in 1982. In 1995, he received his master degree in Economics at Shanghai University of Finance and Economics. Professor Wu is, concurrently, the Executive Director and General Manager of Shanghai Guanzong Investment Management Co., Ltd, the Independent Director of Shanghai Shimao Co., Ltd. (SSE: 600823) and AnHui Higasket Plastics Co., Ltd., the Independent Non-executive Director of Top Spring International Holdings Ltd. (SEHK: 2688) and the Director of Chitina Holding Ltd. (TPE: 4137), Ningbo HOBOS Energy Conservation and Technology Co., Ltd. (NEEQ: 830954) and Huajiang Holding Co., Ltd. (NEEQ: 430634).

Dr. Aiping Lyu

Dr. Lyu is the Chair Professor and Dean of School of Chinese Medicine of Hong Kong Baptist University since February 2012. He is a member of the Chinese Medicine Development Committee in Hong Kong and a member of Biology and Medicine Panel of The Research Grants Council in Hong Kong. He also currently serves as a member of the Chinese Pharmacopoeia Commission of the People’s Republic of China. Dr. Lyu had been focused on the translational research in Chinese medicine, including pharmacological and clinical evaluation on rheumatoid arthritis with traditional Chinese medicine pattern diagnosis and interventions, and development of new drugs based on Chinese medicines. Dr. Lyu is also actively involved in the research on the standardization of Chinese medicine and strategic plan research for Chinese medicine development in China. Since 2009, Dr. Lyu has been appointed as the Head of the Chinese Delegation in the Technical Committee of the International Organization for Standardization on traditional Chinese medicine (ISO/TC249). Over the years, Dr. Lyu has obtained more than 60 patents from his research activities and published more than 30 books and over 500 articles. Dr. Lyu obtained his bachelor degree from Jiangxi University of Traditional Chinese Medicine in 1983, and further obtained his master and PhD degrees in the China Academy of Traditional Chinese Medicine in Beijing (presently known as the China Academy of Chinese Medical Sciences). Dr. Lyu has served as an Independent Non-executive Director of Kaisa Health Group Holdings Limited (SEHK: 876) since March 2018.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Property Inc.

/s/Ying Chi Kwok
Ying Chi Kwok
Chairman of the Board of Directors

NAM TAI PROPERTY INC.

JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road,

Baoan District, Shenzhen City, Guangdong Province,
the People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 7, 2019

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) on Friday, June 7, 2019 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China, for the purposes of considering and, if thought fit, passing the following resolutions:

1.To re-elect six (6) members of the Board of Directors, namely Mr. Ying Chi Kwok, Mr. Hao Xu, Mr. Peter R. Kellogg, Dr. William Lo, Mr. Mark Waslen, Mr. Vincent Fok, and to elect Mr. Si Zong Wu and Dr. Aiping Lyu as directors to serve for the ensuing year until the next annual general meeting of shareholders. The Board of Directors recommends that you vote “FOR” this proposal; and

2.To ratify the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019. the Board of Directors recommends that you vote “FOR” this proposal; and

3.To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 22, 2019 (Eastern Standard Time) will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage paid envelope according to the instructions set forth in the proxy card. Sending in your proxy will not prevent you from voting in person at the Meeting.

The Company’s 2018 annual report is available without charge by e-mail to kevin@cameronassoc.com or by written request to Mr. Kevin McGrath, the Company’s Investor Relations at 535 Fifth Avenue, 24th floor. New York, NY 10017. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/Ying Chi Kwok
Ying Chi Kwok
Chairman of the Board of Directors

Dated May 1, 2019

Investor Information

_SHAREHOLDERS’ MEETING_	____INVESTOR RELATIONS__	___REGISTERED OFFICE___

The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) on Friday, June 7, 2019 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

	Cameron Associates, Inc. Mr. Kevin McGrath, 535 Fifth Avenue, 24th Floor New York, NY 10017 Telephone:+1(212) 245-4577 Email: kevin@cameronassoc.com	Nam Tai property Inc. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone:+1(284) 494-2810 Facsimile:+1(284) 494-4957

_______STOCK LISTING_______		PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE __________OFFICE__________
_SHAREHOLDER INQUIRIES_
The common shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.

If you have any questions or need assistance with voting your shares, please call:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

+1(888)-742-1305

Banks and Brokers please call +1(516) 933-3100

Namtai Industrial Estate,

No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China

Telephone:+(86 755) 3388 1111

Facsimile:+(86 755) 2747 2636

TRANSFER AGENT AND REGISTRAR	__________WEBSITE________	__INDEPENDENT AUDITORS__

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Shareholder Services

P.O. Box 30170 College Station

TX 77842, USA

Telephone: +1(800)-522-6645

Website: www-us.computershare.com

	www.namtai.com	Moore Stephens CPA Limited Hong Kong

.    NAM TAI PROPERTY INC.   IMPORTANT ANNUAL MEETING INFORMATION   Electronic Voting Instructions  Available 24 hours a day, 7 days a week!   Instead of mailing your proxy, you may choose one of the voting  methods outlined below to vote your proxy.   VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.   Proxies submitted by the Internet or telephone must be received by  3:00 p.m., Eastern Time, Thursday, May 31, 2018.  Vote by Internet  . Go to www.investorvote.com/NTP  .Or scan the QR code with your smartphone  .Follow the steps outlined on the secure website  Vote by telephone   .Call toll free 1-800-652-VOTE (8683) within the USA, US territories &  Canada on a touch tone telephone  .Follow the instructions provided by the recorded message Using ablack inkpen, mark your votes with anX as shown in  this example. Please do not write outside the designated areas.   X    Annual Meeting Proxy Card    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    A Proposals — The Board of Directors recommends a vote FOR the following:   1. Nominees for election as directors to the Board of Directors to hold office until the next annual general meeting of shareholders.  01 - Ming Kown Koo 02 - Ying Chi Kwok 03 - Peter R. Kellogg +  04 - William Lo 05 - Mark Waslen 06 - Paul Lau  07 - Vincent Fok   Mark here to WITHHOLD   For All EXCEPT -To withhold authority to vote for any  FORall nominees   Mark here to vote   vote from all nominees   nominee(s), write the name(s) of such nominee(s) below.   2.To ratify the appointment of Moore Stephens CPA Limited as the Company’s  independent auditors for the fiscal year ending December 31, 2018.  For Against Abstain   B Non-Voting Items  Change of Address —Please print your new address below. Comments — Please print your comments below. Mark here if you no longer Meeting Attendance  wish to receive paper annual Mark the box to the right  meeting materials and if you plan to attend the  instead view them online. Annual Meeting.   C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below   Please sign here exactly as your name(s) appear(s) on your share certificate. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners  should each sign personally. All Holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.  Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.    1UPX  +    02TWOC     .    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    REVOCABLE PROXY — NAM TAI PROPERTY INC.   BALLOT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS  JUNE 1, 2018  THIS PROXY IS BEING SOLICITED ON BEHALF OF  THE BOARD OF DIRECTORS OF THE COMPANY   The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Ming Kown Koo and Julian Lin, and each of them, each  with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of  Nam Tai Property Inc. standing in my (our) name on its books on April 20, 2018 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard  Time on Friday, June 1, 2018 at Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City,  Guangdong Province, the People’s Republic of China, and at any adjournment thereof.   (The Board of Directors recommends a vote FOR Items 1 and 2.)   In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with  all powers that the undersigned would possess if personally present.   This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).   PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY  CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.